**EXHIBIT 2**

**JOINT FILING UNDERTAKING**

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated:  February 13, 2025

Edith H. Bergstrom                                                                      Edith H. Bergstrom Living Trust

By:  /s/ Julia Bolous                                                                      By:  /s/ Julia Bolous
    Julia Bolous                                                                          Julia Bolous
    Trustee                                                                          Trustee


Erik E. Bergstrom Charitable Remainder Trust

By:  /s/ Julia Bolous
    Julia Bolous
    Trustee

/s/ Jennifer Benz
Jennifer Benz

/s/ Rodrigo Barillas
Rodrigo Barillas

/s/ Janet Greig
Janet Greig

/s/ Charles C. Davis
Charles C. Davis

s/ Ndola Prata
Ndola Prata

Erik E. and Edith H. Bergstrom Foundation

By: /s/ Jennifer Benz
Jennifer Benz
Trustee

By: /s/ Rodrigo Barillas
Rodrigo Barillas
Trustee

By: /s/ Janet Greig
Janet Greig
Trustee

By: /s/ Charles C. Davis
Charles C. Davis
Trustee

By: /s/ Ndola Prata
Ndola Prata
Trustee